Exhibit 99.1

ZEEKR Reports First Quarter 2024 Unaudited Financial Results

HANGZHOU, China, June 11, 2024 -- ZEEKR Intelligent Technology Holding Limited (“ZEEKR” or the “Company”) (NYSE: ZK), a fast-growing intelligent battery electric vehicle (“BEV”) technology company, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Operating Highlights for the First Quarter of 2024

•	Total vehicle deliveries were 33,059 units for the first quarter of 2024, representing a 117% year-over-year increase.

Deliveries	2024 Q1	2023 Q4	2023 Q3	2023 Q2
	33,059	39,657	36,395	27,399

Deliveries	2023 Q1	2022 Q4	2022 Q3	2022 Q2
	15,234	32,467	20,464	10,769

Financial Highlights for the First Quarter of 2024

•	Vehicle sales were RMB8,174.1 million (US$1,132.1 million) for the first quarter of 2024, representing an increase of 73.0% from the first quarter of 2023 and a decrease of 22.8% from the fourth quarter of 2023.

•	Vehicle margin was 14.0% for the first quarter of 2024, compared with 10.1% for the first quarter of 2023 and 15.3% for the fourth quarter of 2023.

•	Total revenues were RMB14,736.8 million (US$2,041.0 million) for the first quarter of 2024, representing an increase of 71.0% from the first quarter of 2023 and a decrease of 9.9% from the fourth quarter of 2023.

•	Gross profit was RMB1,739.4 million (US$240.9 million) for the first quarter of 2024, representing an increase of 154.9% from the first quarter of 2023 and a decrease of 25.3% from the fourth quarter of 2023.

•	Gross margin was 11.8% for the first quarter of 2024, compared with 7.9% for the first quarter of 2023 and 14.2% for the fourth quarter of 2023.

•	Loss from operations was RMB2,086.9 million (US$289.0 million) for the first quarter of 2024, representing a decrease of 11.2% from the first quarter of 2023 and a decrease of 29.3% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,084.2 million (US$288.7 million) for the first quarter of 2024, representing a decrease of 10.0% from the first quarter of 2023 and a decrease of 28.5% from the fourth quarter of 2023.

•	Net loss was RMB2,022.1 million (US$280.1 million) for the first quarter of 2024, representing a decrease of 18.0% from the first quarter of 2023 and a decrease of 31.2% from the fourth quarter of 2023. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB2,019.4 million (US$279.7 million) for the first quarter of 2024, representing a decrease of 17.0% from the first quarter of 2023 and a decrease of 30.4% from the fourth quarter of 2023.

Key Financial Results

(in RMB millions, except for percentages)

	2024 Q1	2023 Q4	2023 Q1	% Change [i]
				YoY	QoQ
Vehicle sales	8,174.1	10,592.6	4,725.2	73.0%	(22.8)%
Vehicle margin	14.0%	15.3%	10.1%	3.9%	(1.3)%

Total revenues	14,736.8	16,357.9	8,620.4	71.0%	(9.9)%
Gross profit	1,739.4	2,328.3	682.5	154.9%	(25.3)%
Gross margin	11.8%	14.2%	7.9%	3.9%	(2.4)%

Loss from operations	(2,086.9)	(2,950.1)	(2,349.2)	(11.2)%	(29.3)%
Non-GAAP loss from operations	(2,084.2)	(2,914.8)	(2,316.5)	(10.0)%	(28.5)%

Net loss	(2,022.1)	(2,937.9)	(2,465.4)	(18.0)%	(31.2)%
Non-GAAP net loss	(2,019.4)	(2,902.6)	(2,432.6)	(17.0)%	(30.4)%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Recent Developments

Delivery Updates

In April 2024, the Company delivered 16,089 vehicles, representing an increase of 99% from April 2023.

In May 2024, the Company delivered 18,616 vehicles, representing an increase of 115% from May 2023.

New Model Launches

In February 2024, the Company launched the all-new ZEEKR 001 2024 model, a five-seater, cross-over shooting brake, and started deliveries in March 2024.

In April 2024, the Company launched the ZEEKR 009 Grand, a deluxe version of the ZEEKR 009, and started deliveries in May 2024.

CEO and CFO Comments

“We started our journey as a public company on a strong note with an excellent operational and financial performance for the first quarter of 2024,” said Mr. Andy An, ZEEKR’s chief executive officer. “First quarter deliveries soared to 33,059 vehicles, up 117% year-over-year to reach a new quarterly record high and propelling our progress toward our full-year goal of 230,000 vehicles. This sustained growth in deliveries also secured our position as the best-selling brand in the battery electric vehicle market segment priced over RMB 200,000 in China. With multiple groundbreakings, feature-rich models in our production pipeline, ZEEKR continues to redefine the ultimate in handling, performance, innovation and luxury. Going forward, we will continue to push the boundaries of intelligent and autonomous technology, build out our ultra-fast charging ecosystem and expand our channel services, boosting our competitiveness on all fronts. Given these strengths and the strategic advantages and synergies we derive from our parent company, Geely Group, ZEEKR is well-positioned to drive sustainable, global growth.”

“We delivered robust results across the board for the first quarter of 2024, with total revenues rising by 71.0% and gross profit surging by 154.9% year-over-year,” added Mr. Jing Yuan, chief financial officer of ZEEKR. “Vehicle margin also increased, up by 3.9 percentage points year-over-year thanks to effective procurement cost control. Our successful initial public offering on the New York Stock Exchange in May significantly strengthened our balance sheet, setting the stage for our long-term development. We remain confident that our solid financial position and growing competitiveness will empower us to deliver long-term value to our shareholders and global stakeholders.”

Financial Results for the First Quarter of 2024

Revenues

•	Total revenues were RMB14,736.8 million (US$2,041.0 million) for the first quarter of 2024, representing an increase of 71.0% from RMB8,620.4 million for the first quarter of 2023 and a decrease of 9.9% from RMB16,357.9 million for the fourth quarter of 2023.

•	Revenues from vehicle sales were RMB8,174.1 million (US$1,132.1 million) for the first quarter of 2024, representing an increase of 73.0% from RMB4,725.2 million for the first quarter of 2023, and a decrease of 22.8% from RMB10,592.6 million for the fourth quarter of 2023. The year-over-year increases were due to the increased sales volume of ZEEKR vehicles. The quarter-over-quarter decrease was due to seasonality that impacted our delivery volume, as well as the lower average selling price primarily caused by the change in our product mix.

•	Revenues from sales of batteries and other components were RMB6,318.5 million (US$875.1 million) for the first quarter of 2024, representing an increase of 82.0% from RMB3,471.5 million for the first quarter of 2023 and an increase of 56.5% from RMB4,038.1 million for the fourth quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributable to the increasing sales volume of battery packs and electric drives, as well as the growth of battery components overseas.

•	Revenues from research and development service and other services were RMB244.1 million (US$33.8 million) for the first quarter of 2024, representing a decrease of 42.4% from RMB423.7 million for the first quarter of 2023 and a decrease of 85.9% from RMB1,727.2 million for the fourth quarter of 2023. The year-over-year and quarter-over-quarter decreases were mainly due to the decreased sales of research and development services and out-licensed technologies to related parties.

Cost of Revenues and Gross Margin

•	Cost of revenues was RMB12,997.4 million (US$1,800.1 million) for the first quarter of 2024, representing an increase of 63.7% from RMB7,937.9 million for the first quarter of 2023 and a decrease of 7.4% from RMB14,029.6 million for the fourth quarter of 2023.

•	Gross profit was RMB1,739.4 million (US$240.9 million) for the first quarter of 2024, representing an increase of 154.9% from RMB682.5 million for the first quarter of 2023 and a decrease of 25.3% from RMB2,328.3 million for the fourth quarter of 2023.

•	Gross margin was 11.8% for the first quarter of 2024, compared with 7.9% for the first quarter of 2023 and 14.2% for the fourth quarter of 2023. The year-over-year increase was mainly attributable to the increase in vehicle margin. The quarter-over-quarter decrease was mainly due to the decrease in vehicle margin as well as the increase in the percentage of revenue from sales of batteries and other components, which has a lower gross margin than vehicle sales.

•	Vehicle margin was 14.0% for the first quarter of 2024, compared with 10.1% for the first quarter of 2023 and 15.3% for the fourth quarter of 2023. The year-over-year increase was primarily attributed to procurement savings as the cost of auto parts and materials decreased. The quarter-over-quarter decrease was mainly due to the delivery of new vehicle models as well as the change in product mix.

Operating Expenses

•	Research and development expenses were RMB1,925.3 million (US$266.6 million) for the first quarter of 2024, representing an increase of 6.7% from RMB1,805.1 million for the first quarter of 2023 and a decrease of 39.1% from RMB3,162.5 million for the fourth quarter of 2023. The year-over-year increase was attributable to increased employee compensation as a result of our growing number of staff as well as increased expenses to support our expanding product portfolios and intelligent technologies. The quarter-over-quarter decrease reflected fluctuations due to different design and development stages of new products and technologies.

•	Selling, general and administrative expenses were RMB1,951.5 million (US$270.3 million) for the first quarter of 2024, representing an increase of 51.9% from RMB1,284.4 million for the first quarter of 2023 and a decrease of 11.6% from RMB2,207.9 million for the fourth quarter of 2023. The year-over-year increase was due to increased employee compensation as a result of our growing number of staff as well as increased marketing and promotional activities for ZEEKR vehicles in China and overseas, and an increase in rental and related expenses due to the expansion of our offline channel. The quarter-over-quarter decrease was mainly due to decreased marketing and promotional activities.

Loss from Operations

•	Loss from operations was RMB2,086.9 million (US$289.0 million) for the first quarter of 2024, representing a decrease of 11.2% from RMB2,349.2 million for the first quarter of 2023 and a decrease of 29.3% from RMB2,950.1 million for the fourth quarter of 2023.

•	Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB2,084.2 million (US$288.7 million) for the first quarter of 2024, representing a decrease of 10.0% from RMB2,316.5 million for the first quarter of 2023 and a decrease of 28.5% from RMB2,914.8 million for the fourth quarter of 2023.

Net Loss and Net Loss Per Share

•	Net loss was RMB2,022.1 million (US$280.1 million) for the first quarter of 2024, representing a decrease of 18.0% from RMB2,465.4 million for the first quarter of 2023 and a decrease of 31.2% from RMB2,937.9 million for the fourth quarter of 2023.

•	Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2,019.4 million (US$279.7 million) for the first quarter of 2024, representing a decrease of 17.0% from RMB2,432.6 million for the first quarter of 2023 and a decrease of 30.4% from RMB2,902.6 million for the fourth quarter of 2023.

•	Net loss attributable to ordinary shareholders of ZEEKR was RMB2,014.3 million (US$279.0 million) for the first quarter of 2024, representing a decrease of 15.9% from RMB2,394.3 million for the first quarter of 2023 and a decrease of 32.6% from RMB2,986.9 million for the fourth quarter of 2023.

•	Non-GAAP net loss attributable to ordinary shareholders of ZEEKR, which excludes share-based compensation expenses, was RMB2,011.6 million (US$278.6 million) for the first quarter of 2024, representing a decrease of 14.8% from RMB2,361.6 million for the first quarter of 2023 and a decrease of 31.8% from RMB2,951.6 million for the fourth quarter of 2023.

•	Basic and diluted net loss per share were both RMB1.01 (US$0.14) for the first quarter of 2024, compared with RMB1.20 for the first quarter of 2023 and RMB1.49 for the fourth quarter of 2023.

•	Non-GAAP basic and diluted net loss per share were both RMB1.01 (US$0.14) for the first quarter of 2024, compared with RMB1.18 for the first quarter of 2023 and RMB1.48 for the fourth quarter of 2023.

Balance Sheets

Cash and cash equivalents and restricted cash was RMB 3,791.1 million (US$525.1 million) as of March 31, 2024.

Conference Call

The Company’s management will host an earnings conference call on Tuesday, June 11, 2024, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong Time on the same day).

All participants who wish to join the call are requested to complete the online registration using the link provided below. After registration, each participant will receive by email a set of dial-in numbers, a passcode and a unique access PIN to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://dpregister.com/sreg/10189650/fca07ffcd6

A live webcast of the conference call will be available on the Company’s investor relations website at https://ir.zeekrlife.com/.

About ZEEKR

ZEEKR is a fast-growing intelligent BEV technology company. The Company aspires to lead the electrification, intelligentization, and innovation of the automobile industry through the development and sales of next-generation premium BEVs and technology-driven solutions. Incorporated in March 2021, ZEEKR has focused on innovative BEV architecture, hardware, software, and the application of new technologies. Its current product portfolio primarily includes ZEEKR 001, a five-seater, cross-over shooting brake; ZEEKR 001 FR, its latest cross-over shooting brake; ZEEKR 009, a luxury six-seater MPV; ZEEKR 009 Grand, a four-seat deluxe version of ZEEKR 009; ZEEKR X, a compact SUV, and an upscale sedan model.

With a mission to create the ultimate mobility experience through technology and solutions, ZEEKR’s efforts are backed by strong in-house R&D capabilities, a deep understanding of products, high operational flexibility, and a flat, efficient organizational structure. Together, these features enable fast product development, launch, and iteration, as well as the creation of a series of customer-oriented products and go-to-market strategies.

For more information, please visit https://ir.zeekrlife.com/.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any duty to update such information, except as required under applicable law.

For Investor Enquiries

ZEEKR

Investor Relations

Email: ir@zeekrlife.com

For Media Enquiries

ZEEKR

Media Relations

Email: Globalcomms@zeekrlife.com

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31	March 31	March 31
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,260,670	2,722,703	377,090
Restricted cash	844,079	1,068,400	147,972
Notes receivable	487,851	768,360	106,417
Accounts receivable	1,104,450	1,240,508	171,808
Inventories	5,228,689	4,927,757	682,486
Amounts due from related parties	7,256,861	7,761,784	1,074,995
Prepayments and other current assets	2,294,508	3,163,007	438,071
Total current assets	20,477,108	21,652,519	2,998,839
Property, plant and equipment, net	2,914,274	3,000,793	415,605
Intangible assets, net	410,912	480,042	66,485
Land use rights, net	51,755	51,461	7,127
Operating lease right-of-use assets	2,443,545	2,369,528	328,176
Deferred tax assets	86,395	109,177	15,121
Long-term investments	459,794	550,674	76,267
Other non-current assets	273,717	315,846	43,744
Total non-current assets	6,640,392	6,877,521	952,525
TOTAL ASSETS	27,117,500	28,530,040	3,951,364

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share and per share data and otherwise noted)

	As of
	December 31	March 31	March 31
	2023	2024	2024
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	4,104,717	4,578,825	634,160
Notes payable	5,504,945	9,785,003	1,355,207
Amounts due to related parties	16,355,902	13,245,235	1,834,444
Income tax payable	108,083	85,691	11,868
Accruals and other current liabilities	6,243,956	8,121,980	1,124,881
Total current liabilities	32,317,603	35,816,734	4,960,560
Operating lease liabilities, non-current	1,807,159	1,826,532	252,972
Amounts due to related parties, non-current	1,100,000	1,100,000	152,348
Other non-current liabilities	563,001	519,365	71,931
Deferred tax liability	8,337	8,150	1,129
Total non-current liabilities	3,478,497	3,454,047	478,380
TOTAL LIABILITIES	35,796,100	39,270,781	5,438,940

SHAREHOLDERS' EQUITY
Ordinary shares	2,584	2,584	358
Convertible preferred shares	362	362	50
Additional paid-in capital	11,213,798	11,216,532	1,553,472
Accumulated deficits	(20,865,686)	(22,880,010)	(3,168,846)
Accumulated other comprehensive income/(loss)	17,555	(25,214)	(3,492)
Total ZEEKR shareholders’ equity (deficit)	(9,631,387)	(11,685,746)	(1,618,458)
Non-controlling interest	952,787	945,005	130,882
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(8,678,600)	(10,740,741)	(1,487,576)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	27,117,500	28,530,040	3,951,364

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amounts in thousands, except share and per share data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	4,725,196	10,592,647	8,174,117	1,132,102
Sales of batteries and other components	3,471,469	4,038,075	6,318,535	875,107
Research and development service and other services	423,743	1,727,203	244,100	33,807
Total revenues	8,620,408	16,357,925	14,736,752	2,041,016
Cost of revenues:
Vehicle sales	(4,248,677)	(8,974,061)	(7,026,741)	(973,192)
Sales of batteries and other components	(3,403,866)	(3,746,895)	(5,883,360)	(814,836)
Research and development service and other services	(285,395)	(1,308,642)	(87,301)	(12,091)
Total cost of revenues	(7,937,938)	(14,029,598)	(12,997,402)	(1,800,119)
Gross profit	682,470	2,328,327	1,739,350	240,897
Operating expenses:
Research and development expenses	(1,805,053)	(3,162,517)	(1,925,278)	(266,648)
Selling, general and administrative expenses	(1,284,428)	(2,207,938)	(1,951,530)	(270,284)
Other operating income, net	57,808	92,041	50,525	6,998
Total operating expenses	(3,031,673)	(5,278,414)	(3,826,283)	(529,934)
Loss from operations	(2,349,203)	(2,950,087)	(2,086,933)	(289,037)
Interest expense	(104,801)	(35,730)	(10,700)	(1,482)
Interest income	22,731	25,767	20,192	2,797
Other income/ (expense), net	11,107	6,420	(29,658)	(4,109)
Loss before income tax expense and share of losses in equity method investments	(2,420,166)	(2,953,630)	(2,107,099)	(291,831)
Share of (loss)/ income in equity method investments	(44,150)	109,061	90,882	12,588
Income tax expense	(1,046)	(93,350)	(5,889)	(816)
Net loss	(2,465,362)	(2,937,919)	(2,022,106)	(280,059)
Less: (loss)/income attributable to non-controlling interest	(71,029)	48,969	(7,782)	(1,078)
Net loss attributable to shareholders of ZEEKR	(2,394,333)	(2,986,888)	(2,014,324)	(278,981)

ZEEKR INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands, except share and per share data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Net loss per share:
Basic and diluted	(1.20)	(1.49)	(1.01)	(0.14)
Weighted average shares used in calculating net loss per share:
Basic and diluted	2,000,000,000	2,000,000,000	2,000,000,000	2,000,000,000
Net loss	(2,465,362)	(2,937,919)	(2,022,106)	(280,059)
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(1,919)	38,684	(42,769)	(5,923)
Comprehensive loss	(2,467,281)	(2,899,235)	(2,064,875)	(285,982)
Less: comprehensive (loss)/income attributable to non-controlling interest	(71,029)	48,969	(7,782)	(1,078)
Comprehensive loss attributable to shareholders of ZEEKR	(2,396,252)	(2,948,204)	(2,057,093)	(284,904)

ZEEKR INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except share and per share data and otherwise noted)

	Three Months Ended
	March 31	December 31	March 31	March 31
	2023	2023	2024	2024
	RMB	RMB	RMB	US$
Loss from operations	(2,349,203)	(2,950,087)	(2,086,933)	(289,037)
Share-based compensation expenses	32,728	35,308	2,734	379
Non-GAAP loss from operations	(2,316,475)	(2,914,779)	(2,084,199)	(288,658)
Net loss	(2,465,362)	(2,937,919)	(2,022,106)	(280,059)
Share-based compensation expenses	32,728	35,308	2,734	379
Non-GAAP net loss	(2,432,634)	(2,902,611)	(2,019,372)	(279,680)
Net loss attributable to ordinary shareholders	(2,394,333)	(2,986,888)	(2,014,324)	(278,981)
Share-based compensation expenses	32,728	35,308	2,734	379
Non-GAAP net loss attributable to ordinary shareholders of ZEEKR	(2,361,605)	(2,951,580)	(2,011,590)	(278,602)
Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	2,000,000,000	2,000,000,000	2,000,000,000	2,000,000,000
Non-GAAP net loss per ordinary share
Basic and diluted	(1.18)	(1.48)	(1.01)	(0.14)